Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 866 704 6710
Email: investors@RRsat.com

For Immediate Release

RRsat Completes Acquisition of Hawley Teleport in Pennsylvania

OMER, Israel – May 2, 2008 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, announced today that it has completed the previously announced acquisition of the Hawley Teleport located in Pike County, Pennsylvania, for approximately $4.25 million, of which $4 millions in cash and $250 thousands in services.

RRsat acquired all the property, assets and earth station licenses of the Hawley Teleport from Skynet Satellite Corporation. The Hawley Teleport, formerly owned by satellite operator Loral Skynet, includes approximately 200 acres, a 3 floor communication building, communications equipment and antennas, in which substantial resources have been invested during the teleport’s 33 years of operation.

“We are very pleased to complete the acquisition of this premier teleport facility in Pennsylvania, our first such acquisition in the United States. This acquisition is the first step in our strategic plan to build a strong local presence in North America, further expanding our proprietary RRsat Global Network. We believe that the teleport is uniquely suited to complement our growing services and customer base given its facilities, as well as being geographically well-positioned for our service requirements,” commented David Rivel, Founder and CEO of RRsat.

Mr.Rivel added, “We were assigned the 13 FCC earth station licenses previously held by Skynet and we are seeking to identify new value enhancing synergies in order to develop and offer additional services to our customer base – in North America, and globally.”

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 425 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) our ability to successfully integrate the acquired assets, (ii) the growth of our business in the United States and elsewhere, (iii) our ability to build a strong local presence in the North American region, (iv) the growth of our business and the television and radio broadcasting industries, (v) our expectation to expand our client base and sell additional services to our existing client base, and (vi) our ability to report future successes. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2007 and our Current Reports on Form 6-K..

Information in this press release concerning Loral Skynet has not been independently verified by RRsat.